Ideal Financial Solutions, Inc

October 8, 2010

SENT VIA FACSIMILE AND FILED VIA EDGAR

Michael F. Johnson
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ideal Financial Solutions, Inc.
Form 10-12G
File No. 000-53922

Dear Mr. Johnson:

On behalf of Ideal Financial Solutions, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated October 6, 2010 (your “Letter”) with respect to the Form 10-12G/A filed by the Company on September 10, 2010 (the “Form 10”). We are filing an Amendment No. 2 on  Form 10-12G/A (the “Form 10”) via EDGAR at the same times as this letter.  For clarity, each of the responses is preceded by a bolded restatement of your request.  Page references in this letter are to the EDGAR-filed version of the Form 10.

Form 10/A filed September 10, 2010

Notes to the Consolidated Financial Statements

Notes 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-8

1. In responses to prior comment 1, you indicate that revenue related to these particular charge-backs was never recognized. Explain why your responses to comments 2 and 4 in your letter dated September 10, 2010 indicate that the charge-backs related to 7% and 21% of revenue, respectively.

Response:  The percentages cited in our response to 2 and 4 in our letter dated September 10, 2010 were charge-backs incurred during those months as a portion of revenue recognized for those specific months, for the specific campaign with the missing customer service number, which believe was responsive to your request. Those percentages are accurate; however, we wish to clarify our responses. We defer all revenue collected as a campaign commences and recognize the revenue over the period the services are provided and an additional amount is deferred to cover potential refunds and charge-backs at each reporting date. Therefore, our previous answer was misleading when we compared charge-backs against revenue recognized. The comparison should have been made of charge-backs incurred against deferred revenue collected during a period. Again, there was sufficient deferred revenue to absorb the charge-backs incurred and therefore, there was no effect of the charge-backs on revenue recognized.

Michael F. Johnson
October 8, 2010

We wish to further clarify that it is normal, as a campaign commences, to have a few months with a refund/charge-back percentage that is less than our average of 19-20% of deferred revenue collected during a campaign, especially as there is high deferred revenue collected during the period in relation to charge-backs, and as a campaign winds down the charge-back ratio usually goes up as a percentage of deferred revenue collected.

2.      You indicate in response to prior comment 1 that actual charge-backs and refunds for the first six months of 2010 were 22% of gross sales. As such, explain the basis for increasing your accrual for refunds and charge-backs to a rate of 30%. In this regard, we note your statement in response to comment 2 from our letter dated August 26, 2010 that your accrual is based on your most recent historical data.

Response:   We were preparing our financial statements for the quarter ended March 31, 2010 in May 2010. At the time of preparing these financial statements, we had found and were aware that refunds and charge-backs had increased during April and May 2010 above the normal 19% of gross revenue collected and deferred. We used “the most recent historical data” available in determining this estimate. As a result of these increases in April and May, we determined that it was prudent to increase our  estimate of charge-backs that would relate to revenue collected during the first quarter of 2010 to 30% of total revenue collected during that quarter. The effect of this adjustment was to leave a higher amount in deferred revenue.

Although charge-backs and refunds were high in April and May 2010, as a percentage of revenue collected, total charge-backs and refunds during the six months ended June 30, 2010 were 22% of total revenue collected.

3.      We note your response to prior comment 2 indicating that the language in your Form 10 indicating that problems with the early 2010 campaign were based upon "poor data or improper referral or sign-ups" may have implied inaccurate information. In light of this, please justify the basis for disclosing throughout your Form 10 that "following the end of the first quarter of 2010, as a result of a high volume of chargebacks on credit card transactions, we determined that a high percentage of the leads provided by this lead provider contained poor data or were improper and immediately terminated the relationship,"

Michael F. Johnson
October 8, 2010

Response:   The Form 10 has been modified in several places to replace the information stated in the comment with the following: “Following the first quarter of 2010, we incurred a high volume of charge backs on credit card transactions. We determined that this was caused by one particular lead provider having omitted our customer service contact information and telephone number from the terms and conditions of our agreement on their website.  Without this customer service telephone number, customers, who normally would have contacted the Company and requested a refund, instead were left with no option other than to contact their bank to request a charge back to their credit card. Upon identifying this problem, we immediately terminated our relationship with this lead provider.” We believe this is a more accurate depiction of what occurred with the campaign that created the higher than normal charge-back to refund ratio.

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The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call Bryan Allen at 801.257.7963 or me at 801.706.7874.

Sincerely,

Ben Larsen
Chief Financial Officer